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                                                              EXHIBIT (a)(5)(ix)

COMPUTER SCIENCES CORPORATION

2100 EAST GRAND AVENUE
EL SEGUNDO, CALIFORNIA  90245

NEWS RELEASE

[COMPUTER SCIENCES CORPORATION LOGO]

Contact:       Media Inquiries:                   FOR IMMEDIATE RELEASE
               Frank Pollare                      Moved On PR Newswire
               Director, Public Information       Date: August 10
               Corporate
               310.615.1601
               fpollare@csc.com


               Financial Analysts:                Shareholders:
               Bill Lackey                        Morrow & Co.
               Director, Investor Relations       800.566.9061
               Corporate                          jferguso@morrowco.com
               310.615.1700
               blackey3@csc.com


      CSC EXTENDS TENDER OFFER FOR MYND, FORMERLY POLICY MANAGEMENT SYSTEMS

         EL SEGUNDO, Calif., Aug. 10 -- Computer Sciences Corporation (NYSE:
CSC) today announced that its $16 per share cash tender offer for Policy Management Systems Corporation (NYSE: PMS), d/b/a Mynd, will be extended until 11:59 p.m., Eastern Daylight Time, on September 12.

         As previously announced, on July 31 CSC received a second request for information under the Hart-Scott-Rodino Antitrust Improvements Act concerning the tender offer. CSC is currently in the process of responding to the request. CSC and Mynd have agreed to extend the tender offer until September 12 because they do not believe the Federal Trade Commission will complete its review of the transaction prior to that date. CSC remains confident that it will complete the transaction.

         As of the close of business today, approximately 16,454,530 Mynd shares, representing approximately 46 percent of the total outstanding, had been validly tendered into the offer.

         Morrow & Co., Inc. is the information agent for the tender offer and Goldman, Sachs & Co. is the dealer manager.


                                     -more-

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Computer Sciences Corporation - page 2                           August 10, 2000

About CSC

         Computer Sciences Corporation, one of the world's leading consulting and information technology (IT) services firms, helps clients in industry and government achieve strategic and operational objectives through the use of technology. Having guided clients through every major wave of change in IT for more than 40 years, CSC today is well positioned to develop and apply IT strategies and technologies, particularly in the e-business area, based on its full range of capabilities in management and IT consulting; systems design and integration; applications software; Web and application hosting; and IT and business process outsourcing.

         Since its formation in 1959, CSC has been known for its flexibility and customer-centric culture. Through numerous agreements with hardware and software firms, the company develops and manages solutions specifically tailored to each client's needs. With more than 60,000 employees in locations worldwide, CSC had revenues of $9.6 billion for the twelve months ended June 30, 2000. It is headquartered in El Segundo, California. For more information, visit the company's Web site at www.csc.com.